

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Richard P. Sandulli
Co-Chief Executive Officer
Metaurus Equity Component Trust
22 Hudson Place
Third Floor
Hoboken, NJ 07030

      Re: Metaurus Equity Component Trust
          Registration Statement on Form S-1
          Filed January 29, 2021
          File No. 333-252549

Dear Mr. Sandulli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance